UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yale Transaction Finders, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

U98424 101

(CUSIP Number)

Stanley F. Buchthal

The Dakota Group Ltd.

38 East First Street, 4th Floor

New York, NY 10003

(212) 539-1170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Stanley F. Buchthal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 486,400 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 486,400 shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,400 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of February 11, 2022, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) filed with the Securities Exchange Commission February 11, 2022.

1.	NAMES OF REPORTING PERSONS The Dakota Group, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 486,400 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 486,400 shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,400 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of February 11, 2022, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) filed with the Securities Exchange Commission February 11, 2022.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Stanley F. Buchthal (“Buchthal”) and The Dakota Group, Ltd. (“Dakota”), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Yale Transaction Finders, Inc. (the “Issuer”). On March 22, 2022 (the “Closing Date”), Dakota and certain other purchasers purchased an aggregate of 5,120,000 shares of Issuer Common Stock in a private placement, with Dakota itself purchasing an aggregate of 486,400 in such transaction, as further described below.

Item 1.	Security and Issuer

Security:	Common Stock

Issuer:	Yale Transaction Finders, Inc.
c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174

Item 2.	Identity and Background

(a) The reporting persons are Stanley F. Buchthal and The Dakota Group, Ltd.

(b) Each of Buchthal’s and Dakota’s business address is 38 East 1st Street, 4th Floor, New York, New York 10003.

(c) Buchthal’s principal occupation is as a film and television producer and an entrepreneur in media, entertainment & private equity through his two companies, Dakota and LM Media GmbH. Buchthal has served as President of Dakota since April 1990. Dakota is a private investment management fund.

(d) Neither Buchthal nor Dakota has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Buchthal nor Dakota has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Buchthal is a citizen of the United States. Dakota is a New York limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Dakota in the purchase reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On the Closing Date, Fountainhead Capital Management Limited, a Jersey company (the “Seller”), which was the holder of an aggregate of 5,120,000 shares of Common Stock (the “Seller Shares”), entered into and contemporaneously closed the transactions contemplated by a Securities Purchase Agreement (the “Agreement”) by and among Seller, the Issuer, Dakota, Ironbound Partners Fund, LLC, a Delaware limited liability company, Moyo Partners, LLC, a New York limited liability company, and Rise Capital Corp., a New York corporation (Dakota, Ironbound, Moyo, and Rise each a “Purchaser” and together, the “Purchasers”), pursuant to which Seller sold the Seller Shares to the Purchasers and contributed a promissory note issued by the Company in favor of Seller in the amount of $832,305 (the “Seller Note”) plus accrued interest, which as of March 17, 2002 was $348,158, to the Company’s capital (the “Transactions”). Following the Transactions, Dakota beneficially owns approximately 9.4% of the Company’s issued and outstanding Common Stock.

Pursuant to the Agreement, Jonathan J. Ledecky, managing member of Ironbound Partners Fund, LLC, was appointed as a director of the Issuer’s board of directors and as Chief Executive Officer and Chief Financial Officer of the Issuer, and Arnold P. Kling, managing member of Moyo Partners, LLC, was appointed President, Treasurer, and Secretary of the Issuer, all effective as of the Closing Date.

Additionally, Thomas Colligan, formerly the sole officer and director of the Issuer, resigned as Chief Executive Officer, Chief Financial Officer, President and Treasurer of the Issuer, effective as of the Closing Date, and resigned from the Issuer’s board, effective on the day following the tenth day after the mailing of the Information Statement (defined below).

Pursuant to the Agreement, on March 26, 2022, the Issuer mailed to the Issuer’s stockholders an information statement (“Information Statement”) in accordance with Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board.

The above description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by each of Buchthal and Dakota, respectively, on the basis of a total of 5,199,000 shares of Common Stock outstanding as of the Closing Date are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	486,400	9.4%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	486,400	9.4%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	486,400	9.4%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c) Buchthal is the beneficial owner of 486,400 shares of the Issuer’s Common Stock, or approximately 9.4% of the Issuer’s outstanding Common Stock. This amount represents the 486,400 shares of the Issuer’s Common Stock beneficially owned by Dakota as described below. Buchthal is the President and sole director of Dakota and, as such, may be deemed to beneficially own such shares. Buchthal has sole voting and dispositive power over such shares.

Dakota is the beneficial owner of 486,400 shares of the Issuer’s Common Stock, or approximately 9.4% of the Issuer’s outstanding Common Stock. Dakota has sole voting and dispositive power over such shares.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the Transactions, neither Buchthal nor Dakota have effected any transactions in the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Joint Filing Agreement, dated as of April 15, 2022, by and between Stanley F. Buchthal and The Dakota Group, Ltd.

Exhibit 10.2

Securities Purchase Agreement made by and among Fountainhead Capital Management Limited, The Dakota Group, Ltd., Ironbound Partners Fund, LLC, Moyo Partners, LLC, Dakota Group, Ltd., Rise Capital Corp. and Yacht Finders, Inc. (the former name of the Issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2022	STANLEY F. BUCHTHAL

/s/ Stanley F. Buchthal

THE DAKOTA GROUP, LTD.

	By:	/s/ Stanley F. Buchthal
Stanley F. Buchthal Managing Member